GRAYSCALE

Fact Sheet

Fund Ticker

GSOL

Grayscale Solana Trust ETF

Pioneering *exposure* to Solana

As of 6/30/2025

Grayscale has pioneered exposure to the high-performance, open source blockchain in Solana since 2021. The Grayscale Solana Trust ETF is an ETP that invests directly in SOL, the token underlying the Solana protocol. Ticker: GSOL may deliver benefits to a wide spectrum of investors across several categories.

Investment Objective

The investment objective of the Grayscale Solana Trust ETF (the "Trust") is designed to reflect the value of SOL held by the Trust, including SOL earned as staking rewards (to the extent staking is implemented), determined by reference to the Index Price, less the Trust's expenses and other liabilities.

Exposure to SOL

Grayscale Solana Trust ETF (GSOL) offers investors access to Solana in the form of an ETP, listed on NYSE ARCA. Each share of the Trust represents ownership in the Trust, the sole assets of which are Solana. Investors gain exposure to Solana within a traditional brokerage account with all the benefits of an ETP. GSOL, an exchange traded product, is not registered under the Investment Company Act of 1940 (or the '40 Act) and therefore is not subject to the same regulations and protections as 1940 Act registered ETFs and mutual funds.

Tracks the Price of Solana

The spot price of Solana is defined by market participants across multiple constituent exchanges for the most representative spot price. Each constituent exchange is weighted proportionally to its trailing 24-hour liquidity with adjustments for price variance and inactivity. The index methodology and data for this spot price calculation can be found on coindesk.com/indices/slx.

Cost Efficiency

At an expense ratio of 0.XX%[2], the Trust presents investors with one of the most cost-effective options for Solana exposure.

Convenience

The Trust can help remove the frictions and operational burdens of managing Solana, without the challenges of buying, storing, safekeeping, and staking the token directly.

Expert Sponsor

The Trust is built and managed by Grayscale, one of the only asset managers with over a decade of experience operating crypto investment vehicles and innovating within the asset class.

Growth of Hypothetical $10,000 (since inception)

The cumulative return of the Net Asset Value of SOL. Chart reflects a hypothetical $10,000 investment net of fund expenses management fees and other expenses.



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SOL
SLX

* XXX: Price Index Chart performance as of 6/30/25.

Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when sold or redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance quoted.

Key Investment Themes for Solana

High-Performance, Low-Cost Blockchain Infrastructure

Solana's core value proposition lies in its high throughput and low transaction costs. With its unique software infrastructure, Solana can handle thousands of transactions per second, making it potentially suitable for real-time applications, consumer scale decentralized applications, and demands for decentralized finance.

Role in Decentralized Physical Infrastructure Networks

Solana has become the preferred chain for many DePIN projects thanks to its speed and affordability. Solana's increased narrative as the blockchain for real-world applications has served as a platform for institutional interest.

Developer Ecosystem and Institutional Momentum

Solana's low fees and advanced token features are driving USDC growth and other stablecoin adoption. Combined with its scaling roadmap and new financial initiatives, Solana is being explored by institutional entities for on-chain settlements, trading platforms, and regulated stablecoins.

Returns*

Since NYSE Listing	1M	3M	6M	YTD	1Y	3Y	5Y	10Y	Since Inception
Price	X	X	X	X	X	X	X	X	X
Nav	X	X	X	X	X	X	X	X	X
Index	X	X	X	X	X	X	X	X	X

Cumulative

Full History (%)	1M	3M	6M	YTD	1Y	3Y	5Y	10Y	Since Inception
Price	X	X	X	X	X	X	X	X	X
Nav	X	X	X	X	X	X	X	X	X
Index	X	X	X	X	X	X	X	X	X

Annualized

Full History (%)	1M	3M	6M	YTD	1Y	3Y	5Y	10Y	Since Inception
Price	X	X	X	X	X	X	X	X	X
Nav	X	X	X	X	X	X	X	X	X
Index	X	X	X	X	X	X	X	X	X

*Updated as additional returns data becomes available.

Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when sold or redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance quoted.

The Trust is subject to significant risk, heightened volatility, and possible loss of the entire principal. Therefore, the Trust is not suitable for all investors.

info@grayscale.com 866-775-0313

GRAYSCALE®

Fund Ticker

GSOL

Grayscale Solana Trust ETF

Pioneering *exposure* to Solana

As of 6/30/25

Fund Details

Inception Date:	11/18/2021
NYSE Listing Date:	X/XX/2025
Benchmark Index:	CoinDesk Solana Price Index (SLX)[3]
Assets Under Management:	86,911,821.62
Shares Outstanding:	7,231,035
Net Asset Value (NAV):	$12.02
Solana per Share:	0.07303444[4]
Total Solana in Trust:	40,595.03
Fund Expense Ratio:	0.XX%[2]

Trading Details

Ticker:	GSOL
Bloomberg IOPV Ticker:	XXX.IV
Index Ticker:	SLX
CUSIP:	38965D104
ISIN:	US38965D1046
Primary Exchange:	NYSE Arca

Service Providers & Structure

Sponsor:	Grayscale Investments Sponsors, LLC
Index Provider:	CoinDesk Indices, Inc.
Fund Administrator:	BNY
Custodian:	Coinbase Custody Trust Company, LLC
Auditor:	KPMG LLP
Delaware Statutory Trustee:	CSC Delaware Trust Company

Important Disclosures

Please read the prospectus carefully before investing in the Trust.

Foreside Fund Services, LLC is the Marketing Agent for the Trust.

An investment in the Trust involves risks, including possible loss of principal. The Trust holds Bitcoin; however, an investment in the Trust is not a direct investment in Solana. As a non-diversified and single industry Trust, the value of the shares may fluctuate more than shares invested in a broader range of industries. Extreme volatility, regulatory changes, and exposure to digital asset trading platforms may impact the value of Solana, and consequently the value of the Trust. Investments in digital assets are speculative investments that involve high degrees of risk, including a partial or total loss of invested funds. Investments in digital assets are not suitable for an investor that cannot afford loss of the entire investment.

The Trust relies on third party service providers to perform certain functions essential to the affairs of the Trust and the replacement of such service providers could pose a challenge to the safekeeping of the digital assets and to the operations of the Trust.

NAV per Share is not calculated in accordance with GAAP. NAV per Share is not intended to be a substitute for the Trust's Principal Market NAV per Share calculated in accordance with GAAP. Our definitions and calculations of these non-GAAP measures may not be the same as similar measures reported by other Solana ETFs. Please refer to the Trust's filings with the Securities and Exchange Commission for additional information.

Solana Risk Disclosures

Extreme volatility of trading prices that many digital assets, including Slaana, have experienced in recent periods and may continue to experience, could have a material adverse effect on the value of Grayscale Solana Trust ETF (the "Trust") and the shares could lose all or substantially all of their value.

Digital assets represent a new and rapidly evolving industry. The value of the Trust depends on the acceptance of the digital assets, the capabilities and development of blockchain technologies and the fundamental investment characteristics of the digital asset.

Digital asset networks are developed by a diverse set of contributors and the perception that certain high-profile contributors will no longer contribute to the network could have an adverse effect on the market price of the related digital asset.

Digital assets may have concentrated ownership and large sales or distributions by holders of such digital assets could have an adverse effect on the market price of such digital assets.

A substantial direct investment in digital assets may require expensive and sometimes complicated arrangements in connection with the acquisition, security and safekeeping of the digital asset and may involve the payment of substantial acquisition fees from third party facilitators through cash payments of U.S. dollars. Because the value of the Trust is correlated with the value of Solana, it is important to understand the investment attributes of, and the market for, the underlying digital asset. Please consult with your financial professional.

1. Investments in the Trust are speculative investments that involve high degrees of risk including a partial or total loss of invested funds and are not suitable for any investor that cannot afford loss of the entire investment.
2. Low cost based on gross expense ratio at 0.XX%. Brokerage fees and other expenses may still apply.
3. The CoinDesk Solana Price Index (SLX) provides a USD-denominated reference rate for the spot price of Solana. The index leverages real-time prices from multiple constituent trading platforms to provide a representative spot price.
4. The Trust will not generate any income other than staking rewards (to the extent staking is implemented), and regularly sells/distributes digital assets to pay for its ongoing expenses. Therefore, the amount of digital assets represented by each share will gradually decline over time.

Fact Sheet